Exhibit 99.1

For immediate release Chennai, India, May 07, 2021

Sify reports Revenue of INR 24,320 Million for Financial Year 2020-21

EBITDA for the year stood at INR 5085 Million

Net Profit for the year was INR 1585 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year was INR 24,320 Million, an increase of 6% over last year.

•	EBITDA for the year was INR 5085 Million, an increase of 25% over last year.

•	Profit before Tax for the year was INR 1599 Million, an increase of 57% over last year.

•	Net Profit for the year was INR 1585 Million.

Deferred Tax Asset of INR 600 Million has been recognised at the end of the year based on assessment of reasonable certainty of future taxable income in the individual entities of the group. In future, Tax expense comprising Current tax and Deferred tax would be in line with the effective tax rate.

•	CAPEX spent for the year was INR 3483 Million.

•	Cash balance at the end of the year was INR 5438 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India is in the grip of the second wave of the COVID pandemic and governments have reintroduced lockdowns to deal with the calamity. The first wave was a wakeup call for large companies to increase their investment in automation, and that has helped insulate them to a large measure this time around. Now that the merits of automation have been firmly established, we should see more mid-sized businesses adopt automation aggressively.

The new normal has blurred the lines between work and home environment, calling for businesses to invest in security of their data over public networks. The challenge is in ensuring public networks are as secure and resilient as corporate networks.

That said, we wish for the scourge of the pandemic to be eradicated so that people and livelihoods can return to the old normal”.

Mr. Kamal Nath, CEO, said, “A year into the pandemic, all the industries - small, medium or large have accelerated their digital transformation and cloud adoption drive to be able to sustain and grow their businesses in a changed environment. Work from anywhere, movement to hybrid cloud platform, strengthening of disaster recovery plans to enable business continuity, application modernization - all these market trends find a natural solution in Sify’s “Cloud@core” model and offerings.

The other important highlight is the growth of Hyperscale CSPs and OTT players in India which on one hand is accelerating our Data Centre colocation business and on the other hand strengthening our hybrid cloud offerings. Overall, we are absolutely on the right side of the trend curve”.

Mr. M P Vijay Kumar, CFO, said, “We continue to show steady growth through 2020-21 despite the challenges that the pandemic has posed. The healthy EBITDA growth has increased our confidence to spend on ramping up both people and tools to increase our digital transformation service capabilities.

We expect contracts to take slightly longer to conclude as clients take time to regain momentum. Our focus is on insulating the organization as we carefully manage our costs, while ensuring that there is no lag in services delivery and customer experience.

We are firm on our commitment to our data center, cloud and network centric expansion plans, and will exercise due caution in terms of both timing and cost structure of these projects.

Considering the resurgent pandemic and the uncertainty on pace of economy recovery, the Board did not recommend the payment of dividend this year and instead advised that capital be conserved.

Following shareholders’ approval, we have given effect to Business Transfer Agreements entered into, during the quarter, for the transfer of Data Center business and Digital Services business to wholly owned subsidiary companies.

Cash balance at end of the year was INR 5438 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended March 2021	Quarter ended March 2020	Year ended March 2021	Year ended March 2020 (Audited)

Revenue	6,860	5,736	24,320	22,952
Cost of Revenues	(4,013)	(3,465)	(14,700)	(14,365)
Selling, General and Administrative Expenses	(1,394)	(1,233)	(4,535)	(4,511)

EBITDA	1,453	1,038	5,085	4,076

Depreciation and Amortisation expense	(801)	(654)	(2,836)	(2,291)
Net Finance Expenses	(196)	(281)	(791)	(860)
Other Income (including exchange gain)	63	67	156	97
Other Expenses (including exchange loss)	-	-	(15)	(3)

Profit before tax	519	170	1,599	1,020
Current Tax	(192)	(69)	(614)	(345)
Deferred Tax	577	33	600	31
Profit for the period	904	134	1,585	706

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	904	134	1,585	706
Add:
Depreciation and Amortisation expense	801	654	2,836	2,291
Net Finance Expenses	196	281	791	860
Other Expenses (including exchange loss)	-	-	15	3
Current Tax	192	69	614	345
Less:
Deferred Tax	(577)	(33)	(600)	(31)
Other Income (including exchange gain)	(63)	(67)	(156)	(97)
EBITDA	1,453	1,038	5,085	4,076

BUSINESS HIGHLIGHTS

•	Revenue from Data Center centric IT Services grew by 22% over last year.

•	Segment-wise, revenue from Data Center Services grew by 45%, Cloud and Managed Services grew by 21% and Technology Integration Services grew by 19% while Applications Integration Services fell by 19% over last year.

•	Revenue from Network centric services fell by 7% over last year.

•	Segment-wise, revenue from Data and Managed Services grew by 4% and Voice business fell by 35% over last year.

GROWTH DRIVERS

The pandemic has accelerated the primary growth drivers in the market for cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to Hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprises. This results in transformation of the traditional network architecture and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the focus toward adoption of Hybrid and Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Let me summarize the categories of customers who are signing up with Sify:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS, Azure and Oracle. They also entrusted Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.

•	Customers choosing Sify as their multi-service Digital Transformation partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready networks.

BUSINESS HIGHLIGHTS

For Data Center Centric IT Services

•	4 customers signed up to have their workload migrated from their on-premise DC to multiple Cloud platforms, including Cloudinfinit and AWS. These cover key verticals such as Automotive Finance, Personal care, Automobile and Heavy engineering.

•	7 major clients signed up for greenfield Cloud implementation from verticals such as Steel, Media, Chemicals, Application development, Online Financial services, Online Gaming and Hosiery Manufacturing.

•	4 major customers, from verticals such as Asset Management, NBFC, Digital entertainment and IT, moved from competitor DC to Sify DC, while 4 customers moved from their on-premise DC to Sify DC across the Banking, Beverages and Heavy Engineering verticals.

•	A major Public Sector Insurance client contracted for a complete refresh and augmentation of their DC and DR.

•	Multiple clients contracted for Managed Services, among them a State Government, an Insurance major and an MNC logistics company.

•	4 customers signed up for Digital Services, among them India’s largest B2B eCommerce marketplace, a dairy cooperative and the country’s largest banker.

•	The online test platform saw more than 300,000 tests being conducted for clients from Education, Heavy Engineering, State government and the Health sector.

For Network Centric Services

•	Network Centric Services added 236 new customers in the year across various verticals and segments.

•	In what is the biggest win of the year, the country’s largest bank signed a multi-year contract for setting up next generation NOC and management of network across 4 Data Centers in India, 24,000 branches in India and 120 branches outside India.

•	With Cloud interconnects gaining momentum, significant contracts were concluded with a global content delivery network, private and public sector banks, automobile manufacturers, a retail chain and a couple of insurance players.

•	Customers from several verticals including IT, Retail, Banking and Digital Wallets signed up for MPLS Network builds while a retail major signed up for pan-India SD-WAN service.

•	During the year, there was significant investment and expansion of the next generation fibre access networks across 6 key markets covering Data Centers, SEZs and Commercial Business Districts. Revenue growth has largely been driven by customer and network acquisition on fibre.

About Sify Technologies

A Fortune 500 India company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp,

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2020, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media
Mr. Praveen Krishna
Investor Relations & Public Relations	Shiwei Yin	Nikhila Kesavan
+91 9840926523	+1-646-284-9474	+91 9840124036
praveen.krishna@sifycorp.com	Shiwei.Yin@grayling.com	nikhila.kesavan@2020msl.com